SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MAGNETEK, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

559424403
(CUSIP Number)

D. Kyle Cerminara
Fundamental Global Investors, LLC
4201 Congress Street, Suite 140
Charlotte, North Carolina 28209
(704) 323-6851

With a copy to:

Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559424403	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 197,244
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 197,244

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 197,244
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 559424403	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 197,244
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 197,244

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 197,244
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 559424403	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 197,244
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 197,244

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 197,244
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.04%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 559424403	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 40,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.23%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 559424403	13D	Page 6 of 7 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 28, 2014 (the “Schedule 13D”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Magnetek, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by Fundamental Global Partners, LP in this Statement, including brokerage commissions, was approximately $3,681,696.55. The total cost for purchasing the Common Stock reported as owned by Mr. Moglia in this Statement, including brokerage commissions, was approximately $440,009.99. The total cost for purchasing the Common Stock reported as owned by the Moglia Family Foundation in this Statement, including brokerage commissions, was approximately $440,009.99.

Item 5. Interest in Securities of the Issuer.

(a)        The Reporting Persons beneficially own in the aggregate 237,244 shares of Common Stock, which represents approximately 7.27% of the Company’s outstanding shares of Common Stock.

Fundamental Global Partners, LP directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement.

Mr. Moglia holds 20,000 shares of Common Stock directly and may be deemed to beneficially own an additional 20,000 shares of Common Stock held by the Moglia Family Foundation, which is a charitable foundation for which Mr. Moglia is the sole trustee.

In addition, CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”) holds 3,753 shares of Common Stock for the accounts of individual investors. CWA Asset Management Group, LLC provides wealth management, estate planning and family office services to individual investors. Fundamental Global Investors, LLC owns 50% of CWA Asset Management Group, LLC.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 3,265,173 shares of Common Stock reported by the Company as outstanding as of May 1, 2014 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended March 30, 2014.

(b)        Mr. Moglia has the sole power to direct the voting and disposition of the shares of Common Stock disclosed in this Statement as directly held by him. Mr. Moglia, as the sole trustee of the Moglia Family Foundation, has the sole power to direct the voting and disposition of the shares of Common Stock disclosed in this Statement as held by the Moglia Family Foundation.

(c)        The transactions effected by Fundamental Global Partners, LP in the Common Stock between April 4, 2014 and June 4, 2014 is set forth on Schedule A to this Statement. Mr. Moglia acquired 20,000 shares of Common Stock on May 16, 2014 at a price of $22.00 per share, and the Moglia Family Foundation acquired 20,000 shares of Common Stock on May 16, 2014 at a price of $22.00 per share. Each of these transactions was effected through the open market.

CUSIP No. 559424403	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: June 9, 2014

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

/s/ Joseph H. Moglia
Joseph H. Moglia

Schedule A

Transactions by Fundamental Global Partners, LP in the Common Stock

of the Company between April 4, 2014 and June 4, 2014:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
04/04/14	300	19.4167
04/07/14	700	19.4200
04/08/14	300	19.3700
04/10/14	100	19.9000
04/11/14	300	19.4667
04/15/14	700	19.6928
04/16/14	110	19.5955
04/17/14	1,400	19.9350
04/21/14	500	20.0874
04/22/14	523	20.5320
04/23/14	1,160	20.5103
04/24/14	500	21.2600
04/25/14	400	21.4400
04/28/14	171	21.6415
04/29/14	603	22.0224
04/30/14	1,196	21.9630
05/01/14	600	21.7417
05/06/14	100	21.7000
05/08/14	289	21.7557
05/09/14	200	21.8000
05/12/14	300	21.9500
05/14/14	2,629	22.2346
05/15/14	2,000	21.9671
05/16/14	100	22.1500
05/19/14	700	22.2629
05/20/14	800	22.1550
05/21/14	200	22.2150
05/22/14	2,300	21.9365
05/30/14	100	22.2500
06/02/14	100	22.3000
06/03/14	1,600	22.1881
06/04/14	400	22.2550